Exhibit 99.1

ReneSola Ltd Announces Fourth Quarter and Full Year 2008 Results

-- Fourth Quarter Revenues Increase 65.2% Year-Over-Year;
-- Full Year Revenues Increase 169.3% Year-Over-Year;
-- Production Capacity Reaches 645 MW

JIASHAN, China, March 12, 2009 – ReneSola Ltd (“ReneSola” or the “Company”), a leading global manufacturer of solar wafers, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2008.

Fourth Quarter 2008 Financial and Operating Highlights

•	Fourth quarter 2008 net revenues were US$158.6 million, an increase of 65.2% from US$96.0 million in the fourth quarter of 2007.

•
Fourth quarter 2008 gross loss and gross margin were US$130.1 million and negative 82%, respectively. Excluding the US$137.0 million inventory write-down[1], gross profit and gross margin were US$6.9 million and positive 4.4%, respectively.

•	Fourth quarter 2008 net loss was US$126.6 million, or US$6.8 million excluding the inventory write-down.

•
Fourth quarter 2008 basic and diluted loss per share was US$0.92, and basic and diluted loss per ADS was US$1.84. Fourth quarter 2008 basic and diluted loss per share, excluding the inventory write-down, was US$0.05, while basic and diluted loss per ADS was US$0.10. Each ADS represents two shares.

•
Fourth quarter 2008 wafer shipment was 101 MW, of which 58 MW was from wafer and ingot sales and 43 MW was from tolling services. The average wafer ASP was US$2.16 per watt in the fourth quarter of 2008.

•	Silicon consumption rate decreased to 6.05 grams per watt in the fourth quarter of 2008 from 6.1 grams per watt in the third quarter of 2008.

•	Average processing cost decreased to US$0.39 per watt in the fourth quarter of 2008 compared to US$0.43 per watt in the third quarter of 2008.

•
The Company completed and commissioned 50 MW of multicrystalline ingot and wafer capacity in the fourth quarter of 2008, achieving its annualized ingot production capacity target of 645 MW and significantly exceeding its annualized wafer production capacity target of 585 MW. Approximately 325 MW of the current capacity is monocrystalline and 320 MW is multicrystalline.

Full Year 2008 Financial and Operating Highlights

•	Full year 2008 net revenues were US$670.4 million, an increase of 169.3% from US$249.0 million in the full year 2007.

[1]
In the fourth quarter of 2008, the Company had a US$137.0 million inventory write-down against the net realizable value of inventories as a result of the rapid decrease in the market price and value of feedstock such as polysilicon and scrap silicon materials, work in progress materials and finished solar wafers.

•
Full year 2008 gross loss was US$14.3 million. Excluding the inventory write-down, gross profit for the full year 2008 was US$124.1 million. Gross margin for the full year 2008 was negative 2.1%, or positive 18.5% excluding the inventory write-down.

•	Full year 2008 net loss was US$53.3 million. Excluding the inventory write-down, full year 2008 net income was US$67.9 million, an increase of 58.2% from $42.9 million in the full year 2007.

•
Full year 2008 basic and diluted loss per share was US$0.42, and basic and diluted loss per ADS was US$0.84. Full year 2008 basic and diluted earnings per share, excluding the inventory write-down, was US$0.53 and US$0.52, respectively, while basic and diluted earnings per ADS was US$1.06 and US$1.04, respectively.

•
The Company’s wafer shipment for full year 2008 was 350 MW, of which approximately 228 MW was from wafer and ingot sales and 122 MW was from tolling services. The ASP was US$2.52 per watt in the full year 2008.

•	The Company had US$112.3 million in cash and cash equivalents on its balance sheet as of December 31, 2008.

	Three months ended 12/31/07	Twelve months ended 12/31/07	Three months ended 9/30/08	Three months ended 12/31/08	Three months ended 12/31/08*	Twelve months ended 12/31/08	Twelve months ended 12/31/08*

Net revenue (US$000)	96,046	248,973	215,754	158,623	158,623	670,366	670,366
Gross profit (loss) (US$000)	19,619	53,496	45,809	(130,139)	6,916	(14,310)	124,119
Gross margin (%)	20.4%	21.5%	21.2%	(82.0%)	4.4%	(2.1%)	18.5%
Operating profit (loss) (US$000)	15,000	43,433	36,888	(141,108)	(4,053)	(46,498)	91,931
Foreign exchange loss (US$000)	(1,174)	(4,047)	(1,192)	(1,052)	(1,052)	(3,097)	(3,097)
Profit (loss) for the period (US$000)	17,471	42,936	32,385	(126,620)	(6,839)	(53,251)	67,904
* Figures noted exclude the US$137.0 million fourth quarter 2008 inventory write-down.

“We delivered a solid operating performance in 2008 and exceeded our net revenue, production output and capacity expansion targets despite extremely challenging market conditions during the fourth quarter,” commented Mr. Xianshou Li, ReneSola’s chief executive officer. “Our strong and continuously improving operational capabilities, long-term relationships with leading global solar customers and our increasing brand recognition were key drivers in us exceeding our targets.”

Mr. Li continued, “In 2008, we achieved several operational milestones through a keen focus on execution and cost reduction. With our significant increase in ingot and wafer production capacity we strengthened our position as one of the world’s leading solar wafer producers and increased our market share across key global markets. Our R&D investment contributed to further reductions in our silicon consumption rate and processing costs and, as a result, we generated positive operating cash flows in the fourth quarter despite the difficulties in the market. We have also made good progress in the development of our wholly-owned 3,000 metric tonne (MT) polysilicon project in Sichuan, with Phase 1 scheduled to be operational by mid-2009 and Phase 2 expected to be operational by the end of the third quarter of 2009. The addition of in-house polysilicon manufacturing will further enhance our competitiveness and our position as a leading, low-cost wafer producer.”

“Looking ahead to 2009 and beyond, we believe that although the solar industry is experiencing short term demand weakness, the declining ASPs and other production costs along the solar value chain are improving end-user affordability and should ultimately increase demand for solar generated electricity. We remain confident that we can continue to reduce production costs while improving operational efficiency to stay ahead of the competition.”

Financial Results for the Fourth Quarter and Full Year 2008

Net Revenues

Net revenues for the fourth quarter of 2008 were US$158.6 million, an increase of 65.2% year-over-year and a decrease of 26.5% sequentially. For the full year 2008, ReneSola reported net revenues of US$670.4 million, representing a 169.3% increase year-over-year from US$249.0 million in 2007. The rise in full year 2008 revenues was primarily attributable to increases in production capacities and wafer ASPs during the first three quarters of the year.

Gross Profit (Loss)

Gross loss for the fourth quarter of 2008 was US$130.1 million, compared to gross profit of US$45.8 million for the third quarter of 2008 and US$19.6 million for the fourth quarter of 2007. Gross profit for the fourth quarter of 2008 was US$6.9 million excluding the inventory write-down. Gross margin for the fourth quarter of 2008 was negative 82.0%, compared to positive 21.2% and 20.4% for the third quarter of 2008 and fourth quarter of 2007, respectively. Gross margin for the fourth quarter of 2008 was positive 4.4% excluding the inventory write-down.

Gross loss for the full year 2008 was US$14.3 million, compared to gross profit of US$53.5 million for the full year 2007. Gross profit for the full year 2008 was US$124.1 million excluding the inventory write-down. Gross margin for the full year 2008 was negative 2.1%, compared to positive 21.5% for the full year 2007. Gross margin for the full year 2008 was positive 18.5% excluding the inventory write-down. The decrease in gross margin was primarily attributable to reductions in ASPs and the inventory write-down during the fourth quarter of 2008.

Operating Profit (Loss)

Operating loss for the fourth quarter of 2008 was US$141.1 million, compared to operating profit of US$36.9 million in the third quarter of 2008 and US$15.0 million in the fourth quarter of 2007. Operating loss for the fourth quarter of 2008 was US$4.1 million excluding the inventory write-down.

Operating margin for the fourth quarter of 2008 was negative 89.0%, compared to positive 17.1% and 15.6% for the third quarter of 2008 and fourth quarter of 2007, respectively. Operating margin for the fourth quarter of 2008 was negative 2.6% excluding the inventory write-down. Total operating expenses in the fourth quarter of 2008 were US$11.0 million, up from US$8.9 million in the third quarter of 2008. Of the total operating expenses in the fourth quarter of 2008, US$7.1 million was attributable to general and administrative expenses, up from US$5.5 million in the third quarter of 2008 and US$3.6 million in the fourth quarter of 2007.

Operating loss for the full year 2008 was US$46.5 million, compared to operating profit of US$43.4 million for the full year 2007. Operating profit for the full year 2008 was US$91.9 million excluding the inventory write-down. Operating margin for the full year 2008 was negative 6.9%, compared to positive 17.4% for the full year 2007. Operating margin for the full year 2008 was positive 13.7% excluding the inventory write-down. The change in operating margin was primarily attributable to the inventory write-down during the fourth quarter of 2008 along with rapid reductions in ASPs. Total operating expenses for the full year 2008 were US$32.2 million, up from US$10.1 million for the full year 2007. The increase in operating expenses for the full year 2008 was primarily due to increased general and administrative expenses reflecting higher salary and benefit payments as a result of the need for a greater number of employees to meet the Company’s fast growing business, as well as an increase in R&D costs, professional fees and compliance expenses.

Earnings (Loss) Before Income Tax, Minority Interest and Equity in Earnings of Investee

Loss before income tax, minority interest and equity in earnings of investee for the fourth quarter of 2008 was US$144.9 million, compared to earnings of US$32.7 million in the third quarter of 2008 and US$12.4 million in the fourth quarter of 2007. Loss before income tax, minority interest and equity in earnings of investee for the fourth quarter of 2008 was US$7.9 million excluding the inventory write-down. Loss before income tax, minority interest and equity in earnings of investee for the full year 2008 was US$59.7 million, compared to earnings of US$36.8 million in the full year 2007. Earnings before income tax, minority interest and equity in earnings of investee for the full year 2008 were US$78.7 million excluding the inventory write-down. Finance costs increased by 12.6% sequentially, reflecting the rise in bank borrowings to US$224.8 million as of December 31, 2008. The fourth quarter 2008 foreign exchange loss was approximately US$1.1 million compared to a foreign exchange loss of US$1.2 million in the third quarter of 2008.

Taxation

A tax benefit of US$17.9 million was recognized in the fourth quarter of 2008, with US$17.3 million of the total tax benefit arising from the inventory write-down. For the full year 2008, a tax benefit of US$2.1 million was recognized, down from US$6.2 million in 2007, due to the promulgation of the new taxation law which ceased the granting of tax credit for the purchase of domestic equipment after January 1, 2008.

Net Profit (Loss)

Net loss for the fourth quarter of 2008 was US$126.6 million, compared to net profit of US$32.4 million in the third quarter of 2008 and US$17.5 million in the fourth quarter of 2007. Net loss for the fourth quarter of 2008 was US$6.8 million excluding the inventory write-down. Fourth quarter 2008 basic and diluted loss per share was US$0.92, and basic and diluted loss per ADS was US$1.84. Fourth quarter 2008 basic and diluted loss per share, excluding the inventory write-down, was US$0.05, while basic and diluted loss per ADS was US$0.10.

Net loss for the full year 2008 was US$53.3 million, compared to net profit of US$42.9 million for the full year 2007. Net profit for the full year 2008 was US$67.9 million excluding the inventory write-down. Full year 2008 basic and diluted loss per share was US$0.42, and basic and diluted loss per ADS was US$0.84. Full year 2008 basic and diluted earnings per share, excluding the inventory write-down, was US$0.53 and US$0.52, respectively, while basic and diluted earnings per ADS was US$1.06 and US$1.04, respectively.

2009 Outlook

As announced on March 3, 2009, ReneSola currently estimates net revenues for 2009 to be in the range of US$650 million to US$700 million and full year wafer shipment of between 620 MW to 670 MW. The Company has pre-sold output of approximately 550 MW of wafers out of the 620 MW to 670 MW projected output for 2009. The Company expects to achieve wafer manufacturing capacity of 825 MW by July 2009 with the implementation of additional production capacity expansion to be determined by market demand.

Construction of the Sichuan polysilicon facility remains on schedule with many facets nearing or having reached completion. Piping, wiring and equipment installation is in progress with much of it in testing phase. Pipe rack transmission systems are complete and ready for testing. Construction of the trichlorosilane distillation towers and the control building is complete. Phase 1 of the facility is expected to reach mechanical completion in the middle of 2009 and Phase 2 mechanical completion is expected around the end of third quarter of 2009. Each phase will have annualized production capacity of 1,500 MT of polysilicon.

Senior Management Changes

Dr. Panjian (Paul) Li, ReneSola’s chief strategy officer, was recently appointed as the Company’s chief operating officer. Dr. Li will step down as chief strategy officer to focus on his duties as chief operating officer. The Company has no immediate plan to appoint a new chief strategy officer. Dr. Li had been the Company’s chief strategy officer since April 2008 and before that was vice president of business development beginning in November 2006. Dr. Li was the president of the International Society for Bioceramics in 2004. He worked as the research and development manager from 2002 to 2006 and as a senior and then principal scientist from 1996 to 2002 at Johnson & Johnson. He received both his bachelor’s degree in metallurgy and his master’s degree in ceramics from Zhejiang University in 1984 and 1986, respectively. Dr. Li worked in Kyoto University in Japan in 1991 before he moved to Leiden University in the Netherlands where he received his Ph.D. in biomaterials in 1993. Dr. Li spent two years as a postdoctoral research fellow at the University of Pennsylvania before he joined the Medical Device Group of Johnson & Johnson in 1996. Dr. Li is the inventor or co-inventor of seven U.S. patents in material chemistry and has published numerous papers in international journals. He was the recipient of Jean Leray Award of European Society for Biomaterials.

Julia Xu recently joined ReneSola as vice president of investor relations. Julia has over 10 years of experience in the financial industry. After obtaining her bachelor degree in Biology from Cornell University, she worked in various divisions at Bankers Trust and Lehman Brothers in New York, Tokyo and Hong Kong. She then joined Deutsche Bank after receiving her MBA from the Johnson School of Cornell University. At Deutsche Bank, she was an equity analyst covering consumer companies and also worked in the Debt Capital Markets corporate coverage team.

Conference Call Information

ReneSola’s management will host an earnings conference call on Thursday, March 12, 2009 at 8 am U.S. Eastern Time / 8 pm Beijing/Hong Kong time / 12 pm Greenwich Mean Time.

Dial-in details for the earnings conference call are as follows:

U.S. / International:	+1-617-614-3923
United Kingdom:	+44-207-365-8426
Hong Kong:	+852-3002-1672

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “ReneSola Call.”

A replay of the conference call may be accessed by phone at the following number until March 31, 2009:

International:	+1-617-801-6888
Passcode:	74786263

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola’s website at http://www.renesola.com.

About ReneSola

ReneSola Ltd (“ReneSola”) is a leading global manufacturer of solar wafers based in China. Capitalizing on proprietary technologies and technical know-how, ReneSola manufactures monocrystalline and multicrystalline solar wafers. In addition, ReneSola strives to enhance its competitiveness through upstream integration into virgin polysilicon manufacturing. ReneSola possesses a global network of suppliers and customers that include some of the leading global manufacturers of solar cells and modules. ReneSola’s shares are currently traded on the New York Stock Exchange (NYSE: SOL) and the AIM of the London Stock Exchange (AIM: SOLA). For more information about ReneSola, please visit www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when we describe what we “believe,” “expect” or “anticipate” will occur, what “will” or “could” happen, and other similar statements), you must remember that our expectations may not be correct, even though we believe that they are reasonable. We do not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission, including our annual report on Form 20-F. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

For investor and media inquiries, please contact:

In China:
Ms. Julia Xu
ReneSola Ltd
Tel:           +86-573-8477-3372
E-mail:      julia.xu@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:           +86-10-8520-6284
E-mail:      derek.mitchell@ogilvy.com

In the United States:
Mr. Thomas Smith
Ogilvy Financial, New York
Tel:           +1-212-880-5269
E-mail:      thomas.smith@ogilvypr.com

In the UK:
Mr. Tim Feather / Mr. Richard Baty
Hanson Westhouse Limited
Tel:           +44-20-7601-6100
E-mail:      tim.feather@hansonwesthouse.com / richard.baty@hansonwesthouse.com

CONSOLIDATED BALANCE SHEET

	As at	As at	As at
	December 31, 2007	September 30, 2008	December 31, 2008
	US$000	US$000	US$000
ASSETS
Current assets:
Cash and cash equivalents	53,137	99,441	112,333
Restricted cash	-	25,755	5,958
Accounts receivable, net of allowances for doubtful receivables	8,755	3,367	43,160
Inventories	110,630	319,744	193,036
Advances to suppliers	53,727	123,955	37,573
Amounts due from related parties	17,213	5,954	457
Value added tax recoverable	117	982	15,498
Prepaid expenses and other current assets	9,654	15,048	15,158
Deferred tax assets	10,487	1,330	18,616
Total current assets	263,720	595,576	441,789

Property, plant and equipment, net	136,598	260,864	341,427
Prepaid land rent, net	7,502	7,900	13,472
Deferred tax assets	284	227	2,340
Deferred convertible bond issue costs	3,336	2,384	1,970
Advances to suppliers over one year	-	-	41,462
Advances for purchases of property, plant and equipment	29,648	182,586	161,705
Equity investment	-	23,423	-
Other long-term assets	-	760	1,011
Total assets	441,088	1,073,720	1,005,176

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	71,691	167,225	191,987
Accounts payable	13,147	20,177	37,942
Advances from customers	59,626	152,189	49,284
Amount due to related party	-	-	11,863
Other current liabilities	13,912	28,283	42,060
Total current liabilities	158,376	367,874	333,136

Convertible bond payable	128,265	139,173	138,904
Long-term borrowings	17,797	44,773	32,833
Advances from customers	-	-	105,203
Other long-term liabilities	1,246	7,875	11,357
Total liabilities	305,684	559,695	621,433

Minority interest:	9,696	775	279
Shareholders' equity
Common shares	36,266	330,666	330,666
Additional paid-in capital	14,827	17,674	17,769
Retained earnings	66,200	139,569	12,949
Accumulated other comprehensive income	8,415	25,341	22,080
Total shareholders' equity	125,708	513,250	383,464

Total liabilities and shareholders' equity	441,088	1,073,720	1,005,176

CONSOLIDATED INCOME STATEMENT

	Three months ended	Three months ended	Three months ended	Year ended	Year ended
	December 31, 2007	September 30, 2008	December 31, 2008	December 31, 2007	December 31, 2008
	US$000	US$000	US$000	US$000	US$000
Net revenues	96,046	215,754	158,623	248,973	670,366

Cost of revenues	-76,427	-169,945	-288,762	-195,477	-684,676

Gross profit (loss)	19,619	45,809	-130,139	53,496	-14,310

Operating expenses:
Sales and marketing	-169	-79	-43	-584	-620
General and administrative	-3,635	-5,471	-7,142	-8,754	-20,871
Research and development	-898	-2,997	-2,771	-1,143	-9,714
Impairment loss on property, plant and equipment	-	-	-763	-	-763
Other general income (expenses)	83	-374	-250	418	-220
Total operating expenses	-4,619	-8,921	-10,969	-10,063	-32,188

Income (loss) from operations	15,000	36,888	-141,108	43,433	-46,498

Non-operating (expenses) income:
Interest income	229	314	929	1,934	1,783
Interest expenses	-1,690	-3,278	-3,692	-4,512	-11,869
Foreign exchange (loss) gain	-1,174	-1,192	-1,052	-4,047	-3,097
Total non-operating (expenses) income	-2,635	-4,156	-3,815	-6,625	-13,183

Income (loss) before income tax , minority interest and equity in earnings of investee	12,365	32,732	-144,923	36,808	-59,681

Income tax benefit (expenses)	5,171	-5,454	17,915	6,155	2,057

Minority interest	-65	-68	388	-27	-802

Equity in earnings of investee	-	5,175.00	-	-	5,175

Net income (loss)	17,471	32,385	-126,620	42,936	-53,251

Earnings (Loss) per share
Basic	0.17	0.24	-0.92	0.43	-0.42
Diluted	0.17	0.23	-0.92	0.43	-0.42

Weighted average number of shares used in computing earnings per share:
Basic shares	100,000,032	137,624,912	137,624,912	100,000,032	127,116,062
Diluted shares	110,645,584	148,480,310	137,624,912	108,221,480	127,116,062

CONSOLIDATED CASH FLOW STATEMENT

	Three months ended	Twelve months ended	Three months ended	Three months ended	Twelve months ended
	December 31, 2007	December 31, 2007	September 30, 2008	December 31, 2008	December 31, 2008
	US$000	US$000	US$000	US$000	US$000
Cash flows from operating activities:
Net income (loss)	17,471	42,936	32,385	-126,620	-53,251
Adjustments for:
Minority interest	65	27	68	-388	802
Equity in earnings of investee	-	-	-5,175	-	-5,175
Provision for inventory write-down	-	-	1,374	131,193	132,567
Provision for purchase commitment	-	-	-	5,862	5,862
Depreciation and amortization	1,733	4,170	4,273	5,133	15,518
Amortization of deferred convertible bond issue costs and premium	728	2,181	797	797	3,122
Allowances for doubtful receivables	378	469	942	814	2,009
Prepaid land rent expensed	46	147	51	89	257
Loss on change in fair value of derivatives	525	525	-	-	-573
Share-based compensation	670	929	1,064	178	3,087
Impairment loss on property, plant and equipment	-	-	-	763	763
Loss of disposal of property, plant and equipment	-	-	-	6	6
Deferred taxes	-5,234	-6,422	4,203	-18,835	-9,252
Changes in operating assets and liabilities:
Accounts receivable	-3,040	-7,839	-600	-39,863	-34,937
Inventories	-13,621	-60,437	-113,726	-6,750	-204,846
Advances to suppliers	-17,818	-34,276	-23,045	58,981	-7,705
Amounts due from related parties	991	-6,934	22,037	6,368	29,308
Value added tax recoverable	3,899	5,040	1,049	-14,366	-13,312
Prepaid expenses and other current assets	5,211	-6,561	-10,406	-2,769	-16,891
Prepaid land rent	-25	-2,985	-1	-48	-1,628
Accounts payable	2,960	7,598	-1,722	17,431	23,185
Advances from customers	22,259	21,898	56,561	2,593	89,948
Other liabilities	7,366	7,873	3,801	-2,918	4,882
Net cash provided by (used in) operating activities	24,564	-31,661	-26,070	17,651	-36,254

Cash flows from investing activities:
Purchases of property, plant and equipment	-38,870	-101,398	-71,126	-64,188	-208,312
Advances for purchases of property, plant and equipment	-5,947	-13,121	-91,379	19,659	-128,974
Purchase of other long-term assets	-	-	-	-1,038	-1,038
Cash received from government subsidy income	-	-	6,126	-95	6,031
Proceeds from disposal of investment	-	-	-	7,775	7,775
Restricted cash	-	-	-25,755	19,927	-5,828
Cash provided to related party	-3,681	-3,681	-	-	-
Cash decreased due to deconsolidation	-	-	-	-	-4,416
Net cash used in investing activities	-48,498	-118,200	-182,134	-17,960	-334,762

Cash flows from financing activities:
Net proceeds from short-term borrowings	6,292	70,895	32,058	14,119	126,767
Proceeds from capital contribution	-	2,133	-	-	-
Contribution from minority shareholder of subsidiaries	-	361	-	-	-
Proceeds from issuance of common shares	-	-	-	-	315,779
Share issuance costs	-	-	-	-	-21,524
Net proceeds from issuance of convertible bond	-	115,770	-	-	-
Dividend paid	-	-	-	-103	-103
Cash received from related parties	269	111	-	-	15
Cash paid to related parties	-277	-733	-	-15	-15
Net cash provided by financing activities	6,284	188,537	32,058	14,001	420,919

Effect of exchange rate changes	1,852	4,599	1,434	-800	9,293

Net increase in cash and cash equivalents	-15,798	43,275	-174,712	12,892	59,196
Cash and cash equivalents, beginning of year	68,935	9,862	274,153	99,441	53,137
Cash and cash equivalents, end of year	53,137	53,137	99,441	112,333	112,333